December 6, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rose Rock Midstream, L.P.

Registration Statement on Form S-1 (File No. 333-176260)

Ladies and Gentlemen:

As representatives of the underwriters of Rose Rock Midstream, L.P.’s (the “Partnership”) proposed public offering of up to 8,050,000 common units, we hereby join the Partnership’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 1:00 p.m. (Washington, D.C. time) on December 8, 2011, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Partnership’s Preliminary Prospectus dated December 1, 2011, through the date hereof:

Preliminary Prospectus dated December 1, 2011:

4,806 copies to prospective Underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

BARCLAYS CAPITAL INC. CITIGROUP GLOBAL MARKETS INC. DEUTSCHE BANK SECURITIES INC. As Representatives of the several Underwriters By: BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Victoria Hale Vice President